UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934

(Amendment No. 4)*

FBR & Co.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

30247C 400
(CUSIP Number)

Ross A. Oliver
Crestview Partners
667 Madison Avenue 10th Floor
New York, New York 10065
Telephone: (212) 906-0700

Copies to:
Paul R. Kingsley
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 9, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.   ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	30247C400
1.	Names of Reporting Persons. Crestview Partners GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,477,278
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,477,278
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,477,278
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	30247C400
1.	Names of Reporting Persons. Forest Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 1,400,955
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,400,955
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,400,955
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.4%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No.	30247C400
1.	Names of Reporting Persons. Crestview Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,400,955
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,400,955
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,400,955
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	30247C400
1.	Names of Reporting Persons. Crestview Partners (PF), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,400,955
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,400,955
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,400,955
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	30247C400
1.	Names of Reporting Persons. Crestview Holdings (TE), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,400,955
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,400,955
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,400,955
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	30247C400
1.	Names of Reporting Persons. Crestview Offshore Holdings (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,400,955
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,400,955
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,400,955
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	30247C400
1.	Names of Reporting Persons. Forest Holdings (ERISA) LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 76,323
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 76,323
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 76,323
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.7%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No.	30247C400
1.	Names of Reporting Persons. Crestview Partners (ERISA), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 76,323
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 76,323
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 76,323
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.7%
14.	Type of Reporting Person (See Instructions) PN

This Amendment No. 4 (the “Amendment”) constitutes the fourth amendment to the Schedule 13D originally filed jointly on behalf of Crestview Partners GP, L.P. (“Crestview GP”), Forest Holdings LLC (“Forest LLC”), Crestview Partners, L.P. (“DE Fund”), Crestview Partners (PF), L.P. (“PF Fund”), Crestview Holdings (TE), L.P. (“TE Fund”) and Crestview Offshore Holdings (Cayman), L.P. (“Cayman Fund”) with the Securities and Exchange Commission on June 23, 2009 (as previously amended, the “Schedule 13D”), with respect to the common stock, $0.001 par value per share (the “Common Stock”), of FBR & Co., a Virginia corporation, formerly known as FBR Capital Markets Corporation (the “Issuer”).  Crestview GP, Forest LLC, DE Fund, PF Fund, TE Fund, Cayman Fund, Forest Holdings (ERISA) LLC (“Forest ERISA”) and Crestview Partners (ERISA), L.P. (“ERISA Fund”) and referred to herein collectively as the “Reporting Persons” and, each, a “Reporting Person.”  Except as specifically amended by this Amendment, the Schedule 13D remains in full force and effect.  Unless otherwise defined herein, all capitalized terms shall have the meaning ascribed to them in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by the addition of the following:

On February 28, 2013, the Company effected a one-for-four reverse stock split of its issued and outstanding Common Stock (the “Reverse Stock Split”).  Following the Reverse Stock Split, Forest LLC directly beneficially owned 2,036,938 shares of Common Stock, and Forest ERISA directly beneficially owned 110,971 shares of Common Stock.

Pursuant to the Purchase and Sale Agreement, dated as of September 9, 2013, by and among Forest LLC, Forest ERISA, Crestview Advisors, L.L.C. (“Crestview Advisors”) and the Issuer (the “Purchase and Sale Agreement”), among other things, (i) Forest LLC agreed to sell, and the Issuer agreed to purchase, 635,983 shares of Common Stock at $26.25 per share for a total purchase price of $16,694,553.75 and (ii) Forest Holdings ERISA agreed to sell, and the Issuer agreed to purchase 34,648 shares of Common Stock at $26.25 per share for a total purchase price of $909,510.00 (collectively, the “Sales”).  The Sales are expected to settle and close on or prior to September 12, 2013.  The information set forth in response to this Item 3 is qualified in its entirety by reference to the Purchase and Sale Agreement, which is attached hereto as Exhibit 9 and is incorporated herein by reference.

Item 4:  Purposes of the Transactions

Item 4 is hereby amended and supplemented by the addition of the following:

From time to time, the Reporting Persons may sell additional shares of Common Stock through open-market sales, private sales, transactions with the Issuer or registered offerings.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety with the following:

(a) Amount beneficially owned:

As of September 11, 2013, following the Sales, the Reporting Persons beneficially own an aggregate of 1,477,278 shares of Common Stock.  Such shares constitute 13.0% of the 11,332,321 outstanding shares of Common Stock, which represents 12,002,952 shares of the Common Stock that were outstanding as of July 31, 2013 (based on the representation of the Issuer in its Form 10-Q for the quarterly period ended June 30, 2013 filed with the Securities and Exchange Commission on August 9, 2013) less the 670,631 shares of Common Stock sold back to the company pursuant to the Sales.

Forest LLC is the direct beneficial owner of 1,400,955 shares of the Common Stock.  DE Fund, PF Fund, TE Fund and Cayman Fund are members of Forest LLC.  Forest ERISA is the direct beneficial owner of 76,323 shares of the Common Stock.  ERISA Fund is the sole member of Forest ERISA.  Crestview GP is the general partner of DE Fund, PF Fund, TE Fund, Cayman Fund and ERISA Fund (the “Crestview Funds”).

The information contained herein does not reflect the issuance of options to purchase shares of Common Stock to Crestview Advisors, which provides investment advisory and management services to the Crestview Funds but is not a Reporting Person.  On June 3, 2010, Crestview Advisors acquired an option to buy 38,461 shares of Common

Stock at an exercise price of $16.40 per share (reflecting adjustments to take account of the Reverse Stock Split).  On June 1, 2011, Crestview Advisors acquired an option to buy 42,016 shares of Common Stock at an exercise price of $14.52 per share (reflecting adjustments to take account of the Reverse Stock Split).  On June 5, 2012, Crestview Advisors acquired an option to buy 61,244 shares of Common Stock at an exercise price of $10.96 per share (reflecting adjustments to take account of the Reverse Stock Split).  On June 5, 2013, Crestview Advisors acquired an option to buy 32,432 shares of Common Stock at an exercise price of $24.23 per share.  All of the foregoing options were granted to Crestview Advisors in lieu of cash payment for the strategic advisory fee payable to Crestview Advisors pursuant to the terms of the Professional Services Agreement between the Issuer and Crestview Advisors.

Pursuant to the terms of the Purchase and Sale Agreement, Crestview Advisors agreed to (i) exercise its option to purchase 38,461 shares of Common Stock at an exercise price of $16.40 per share and immediately sell those shares to the Company at a price of $26.25 per share and (ii) exercise its option to purchase 15,908 shares of Common Stock at an exercise price of $14.52 per share and immediately sell those shares to the Company at a price of $26.25 per share.

Each Reporting Person disclaims beneficial ownership of the reported securities except and to the extent of its pecuniary interest therein.

(b)      Number of Shares as to which each Reporting Person has:

(i)	Sole power to vote or to direct the vote: See item 7 on Cover Pages to this Schedule 13D.

(ii)	Shared power to vote or to direct the vote: See item 8 on Cover Pages to this Schedule 13D.

(iii)	Sole power to dispose or to direct the disposition: See item 9 on Cover Pages to this Schedule 13D.

(iv)	Shared power to dispose or to direct the vote: See item 10 on Cover Pages to this Schedule 13D.

(c)  Other than as described in Item 3 above, the Reporting Persons have not effected any transactions in the Common Stock in the past sixty days.

(d)      Except as described in this Schedule 13D, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

(e)      Not applicable.

Item 7.  Material to be Filed as Exhibits

Exhibit	Name
99.1	Joint Filing Agreement, dated as of June 23, 2009, by and among the Reporting Persons.	Filed herewith
99.2	Purchase and Sale Agreement, dated as of September 9, 2013, by and among Forest Holdings LLC, Forest Holdings (ERISA) LLC, Crestview Advisors, L.L.C. and FBR & Co.	Filed herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 11, 2013

Forest Holdings LLC

By:	/s/ Evelyn C. Pellicone
	Name:	Evelyn C. Pellicone
	Title:	Chief Financial Officer

Forest Holdings (ERISA) LLC

By:	/s/ Evelyn C. Pellicone
	Name:	Evelyn C. Pellicone
	Title:	Chief Financial Officer

Crestview Partners, L.P.
Crestview Partners (PF), L.P.
Crestview Holdings (TE), L.P.
Crestview Partners (ERISA), L.P.
Crestview Offshore Holdings (Cayman), L.P.
By:  Crestview Partners GP, L.P., as general partner
By:  Crestview, L.L.C., as general partner

By:	/s/ Evelyn C. Pellicone
	Name:	Evelyn C. Pellicone
	Title:	Chief Financial Officer

Crestview Partners GP, L.P.
By: Crestview, L.L.C., as general partner

By:	/s/ Evelyn C. Pellicone
	Name:	Evelyn C. Pellicone
	Title:	Chief Financial Officer